                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549


                                   FORM 11-K


[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [FEE REQUIRED]
       For the fiscal year ended December 31, 1996

                                       OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
       For the transition period from _____ to _____


Commission file number 0-20421



                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                          ----------------------------
                            (Full title of the Plan)



                           TELE-COMMUNICATIONS, INC.
             ----------------------------------------------------
             (Issuer of the securities held pursuant to the Plan)



                               5619 DTC Parkway
                          Englewood, Colorado  80111
                  -------------------------------------------
                  (Address of its principal executive office)

REQUIRED INFORMATION
--------------------

     Financial Statements:                              Page No.
     ---------------------                              --------

       Independent Auditors' Report                       1

       Statements of Net Assets Available
         for Participant Benefits,
         December 31, 1996 and 1995                       2

       Statements of Changes in Net Assets
         Available for Participant Benefits,
         Years ended December 31, 1996, 1995 and 1994     3

       Notes to Financial Statements,
         December 31, 1996, 1995 and 1994                 4

       Schedule 1 - Item 27a - Schedule of Assets
         Held for Investment Purposes                     9

       Schedule 2 - Item 27d - Schedule of Reportable
         Transactions                                    10

     Exhibit -
     ---------

       23-Consent of KPMG Peat Marwick LLP




SIGNATURE
---------



     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                         TELE-COMMUNICATIONS, INC.
                                        EMPLOYEE STOCK PURCHASE PLAN
                                           (Name of Plan)



                                        By   /s/ Gary K. Bracken
                                            ----------------------------------
                                            Gary K. Bracken
                                            Plan Administrator
                                             and Member of Plan Committee


June 27, 1997

                          Independent Auditors' Report
                          ----------------------------


The Plan Committee
Tele-Communications, Inc.
 Employee Stock Purchase Plan:


We have audited the accompanying statements of net assets available for participant benefits of the Tele-Communications, Inc. Employee Stock Purchase Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for participant benefits for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Tele-Communications, Inc. Employee Stock Purchase Plan as of December 31, 1996 and 1995, and the changes in net assets available for participant benefits for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                             KPMG Peat Marwick LLP


Denver, Colorado
June 23, 1997

                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                       Statements of Net Assets Available
                            for Participant Benefits

                           December 31, 1996 and 1995


Assets                                        1996          1995
------                                    -------------  -----------

Cash and cash equivalents                  $    198,786        5,893

Investments in Tele-Communications,
 Inc. ("TCI") common stock (note 2):

   Series A TCI Group common stock
    (12,808,355 and 10,697,224 shares,
    with a cost of $184,500,192 and
    $160,800,352 at December 31, 1996
    and 1995, respectively)                 167,315,541  212,607,327




   Series A Liberty Media Group common
    stock (4,291,652 and 3,642,569
    shares, with a cost of $60,105,253
    and $45,707,755 at December 31,
    1996 and 1995, respectively)             81,721,628   65,287,501
                                           ------------  -----------


                                            249,037,169  277,894,828

Investment in TCI Satellite
 Entertainment, Inc. ("TSAT") Series A
 common stock (1,273,108 shares, with a
 cost of $17,485,317 at December 31,
 1996 (note 2)                               12,578,307           --
                                           ------------  -----------
                                            261,814,262  277,900,721


Liabilities
-----------

Due to broker for securities purchased               --        7,324
                                           ------------  -----------

Net assets available for participant
 benefits, including $6,275,041 and
 $4,771,528 of benefits payable to
 participants at December 31, 1996 and
 1995, respectively                        $261,814,262  277,893,397
                                           ============  ===========



See accompanying notes to financial statements.

                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                 Statements of Changes in Net Assets Available
                            for Participant Benefits

                  Years ended December 31, 1996, 1995 and 1994


                                               1996           1995          1994
                                          --------------  ------------  ------------

Contributions:
 Employer                                  $ 36,917,288    27,558,906    21,254,569
 Employee                                    36,917,289    28,190,279    21,450,536
 Transfers from other plans (note 5)            192,429       456,493       911,970
                                           ------------   -----------   -----------
                                             74,027,006    56,205,678    43,617,075
                                           ------------   -----------   -----------

Net investment income (loss):
 Net unrealized appreciation
  (depreciation) of securities              (61,562,981)   46,893,887   (63,660,489)


 Realized gain on securities
  transactions                                   16,111        49,231       381,450


 Interest income                                 42,089        44,771        52,335
                                           ------------   -----------   -----------
                                            (61,504,781)   46,987,889   (63,226,704)
                                           ------------   -----------   -----------

Total contributions and net investment
 income (loss)                               12,522,225   103,193,567   (19,609,629)


Distributions to participants               (28,601,360)  (11,761,367)  (13,320,794)
                                           ------------   -----------   -----------

Increase (decrease) in net assets
 available for participant benefits         (16,079,135)   91,432,200   (32,930,423)


Net assets available for participant
 benefits:

     Beginning of year                      277,893,397   186,461,197   219,391,620
                                           ------------   -----------   -----------

     End of year                           $261,814,262   277,893,397   186,461,197
                                           ============   ===========   ===========

See accompanying notes to financial statements.

                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements

                        December 31, 1996, 1995 and 1994


(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     Basis of Presentation
     ---------------------

     The accompanying financial statements have been prepared on an accrual basis and present the net assets available for participant benefits and the changes in those net assets.

     Trust Fund Managed by The Colorado National Bank ("Trustee")
     ------------------------------------------------------------

     Under the terms of a trust agreement between the Trustee and the Tele-Communications, Inc. Employee Stock Purchase Plan (the "Plan"), the Trustee manages a trust fund on behalf of the Plan. The Trustee has been granted discretionary authority concerning purchases and sales of investments for the trust fund. The Trustee may invest up to 100% of the assets of the Plan in employer securities without regard to any fiduciary requirement to diversify Plan assets. Additionally, the Plan is allowed to invest in non-employer securities.

     Cash Equivalents
     ----------------

     The Plan considers investments with initial maturities of three months or less to be cash equivalents.

     Investments
     -----------

     Investments are reflected in the accompanying financial statements at current market value. Current market value represents the closing prices for those securities having readily available market quotations and fair value as determined by the Trustee with respect to other securities. The values used for the TCI Series A TCI Group common stock, the TCI Series A Liberty Media Group common stock, and the Series A TCI Satellite Entertainment common stock were $13.06, $19.04, and $9.88 per share, respectively, at December 31, 1996. The value used for the TCI Series A TCI Group common stock and the TCI Series A Liberty Media Group was $19.88 and $17.92 per share at December 31, 1995, respectively. The foregoing prices are the closing market prices of the common stock on those dates. Securities transactions are accounted for on the trade date. Distributions are priced at current market value and are accounted for when shares are transferred by the Trustee to participants. The cost basis of such shares distributed is determined using the "first-in, first-out" method.

     Income Taxes
     ------------

     The Internal Revenue Service has determined and informed the Plan by a letter dated November 15, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                                                     (continued)

                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements

     Plan Expenses
     -------------

     Administrative expenses of the Plan are paid by TCI. Accordingly, such expenses are not reflected in the accompanying financial statements.

     Reclassifications
     -----------------

     Certain amounts have been reclassified for comparability with the 1996 presentation.

(2)  Description of the Plan
     -----------------------

     As of January 27, 1994, TCI Communications, Inc. (formerly Tele-Communications, Inc. or "Old TCI") and Liberty Media Corporation ("Liberty") entered into a definitive agreement to combine the two companies (the "TCI/Liberty Merger"). The transaction was consummated on August 4, 1994 and was structured as a tax free exchange of Class A and Class B shares of both companies and preferred stock of Liberty for like shares of a newly formed holding company, TCI/Liberty Holding Company. In connection with the TCI/Liberty Merger, Old TCI changed its name to TCI Communications, Inc. and TCI/Liberty Holding Company changed its name to Tele-Communications, Inc. Old TCI shareholders received one share of TCI for each of their shares. Liberty common shareholders received 0.975 of a share of TCI for each of their common shares. Each share of Old TCI Class A common stock held by the Plan was converted into one share of TCI Class A common stock.

     On August 3, 1995, the stockholders of TCI authorized the Board of Directors of TCI (the "Board") to issue a new class of stock ("Liberty Group Stock") which is intended to reflect the separate performance of TCI's business which produces and distributes cable television programming services ("Liberty Media Group"). On August 10, 1995, TCI distributed one hundred percent of the equity value attributable to the Liberty Media Group (the "Distribution") to its security holders of record on August 4, 1995. As a result of the Distribution, 2,341,764 shares of Series A Liberty Media Group common stock were distributed to the Plan during 1995. Additionally, the stockholders of TCI approved the redesignation of the previously authorized TCI Class A and B common stock into Series A and B TCI Group common stock ("TCI Group Stock").

     On December 4, 1996, all of the capital stock of TSAT was distributed to holders of record of TCI Group Stock as of the close of business on November 12, 1996 (the "Record Date"). Stockholders of record of Series A TCI Group Stock on the Record Date received one share of TSAT Series A common stock for each ten shares of Series A TCI Group Stock owned of record at the close of business on the Record Date and one share of TSAT Series B common stock for each ten shares of Series B TCI Group Stock owned of record as of the close of business on the Record Date. Fractional shares were not issued. Fractions of one-half or greater of a share were rounded up and fractions of less than one-half of a share were rounded down to the nearest whole number of shares of TSAT Series A common stock and TSAT Series B common stock. As a result of the TSAT Distribution, 1,273,108 shares of TSAT Series A common stock were distributed to the Plan during 1996.

                                                                     (continued)

                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements


     Effective January 13, 1997, TCI issued a stock dividend to holders of Liberty Group Stock consisting of one share of Series A Liberty Group Stock for every two shares of Series A Liberty Group Stock owned and one share of Series A Liberty Group Stock for every two shares of Series B Liberty Group Stock owned (the "Liberty Group Stock Dividend"). The Liberty Group Stock Dividend has been treated as a stock split, and accordingly, all share and per share amounts have been retroactively restated to reflect the Liberty Group Stock Dividend.

     The Plan is a defined contribution plan sponsored by TCI. The Plan enables participating employees to acquire a proprietary interest in TCI and to receive benefits upon retirement. In addition, the Plan includes a salary deferral feature with respect to employee contributions. At December 31, 1996, there were 16,063 participants in the Plan and 24,098 employees who had one or more years of service and met all other eligibility requirements were eligible to participate. Due to the TCI/Liberty Merger, Liberty employees who had one or more years of service and met all other eligibility requirements were allowed to participate in the Plan effective October 1, 1994. Under the terms of the Plan, employees are eligible for participation after one year of service (if at least 18 years old and work a minimum of 1,000 hours per year) and the normal retirement age is 65 years. Participants may contribute up to 10% of their compensation, as defined, to the Plan. TCI (by annual resolution of the Board) may contribute up to 100% of the participant contributions. Forfeitures (due to participants' withdrawal prior to full vesting) may be applied to reduce TCI's otherwise determined contributions or offset the expenses of maintaining the Plan. Such forfeitures amounted to $722,256, $631,373 and $195,967 for the years ended December 31, 1996, 1995 and 1994, respectively. Participant contributions are always fully vested. Generally, participants acquire a vested right in TCI contributions as follows:

                                   Vesting
          Years of service       percentage
          ----------------       ----------

          Less than 1                0%
             1-2                    20%
             2-3                    30%
             3-4                    45%
             4-5                    60%
             5-6                    80%
             6 or more             100%

     Although TCI has not expressed an intent to terminate the Plan, it may do so at any time. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.


                                                                     (continued)

                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements


(3)  Other Marketable Securities
     ---------------------------

     On January 30, 1985, TCI distributed all of the issued and outstanding shares held by TCI of the capital stock of Republic Pictures Corporation, a majority-owned subsidiary of TCI prior to the distribution, to TCI's shareholders of record on January 14, 1985. During 1994, the Republic Pictures Corporation shares were sold by the Plan and were discontinued as an investment option.

     In early 1987, WestMarc Communications, Inc. ("WestMarc"), an indirect wholly-owned subsidiary of TCI, distributed all of the issued and outstanding shares of the capital stock of General Communication, Inc. ("GCI"), a wholly-owned subsidiary of WestMarc prior to the distribution, to WestMarc's shareholders of record on December 29, 1986. During 1994, the GCI shares were sold by the Plan and were discontinued as an investment option.

(4)  Change in Unrealized Appreciation (Depreciation)
     ------------------------------------------------

     Unrealized appreciation (depreciation) of investments held for the years ended December 31, 1996, 1995 and 1994, is calculated as follows:

                                                                    1996          1995         1994
                                                               --------------  ----------  ------------

    End of year                                                 $   (475,286)  71,386,721   28,094,639
    Change in unrealized appreciation of distributions            10,299,026    3,601,805    7,312,909
    Less beginning of year                                        71,386,721   28,094,639   99,068,037
                                                                ------------   ----------  -----------

     Net unrealized appreciation (depreciation) of investments  $(61,562,981)  46,893,887  (63,660,489)
                                                                ============   ==========  ===========

(5)  Transfers from Other Plans
     --------------------------

     TCI has certain subsidiaries that maintain separate retirement savings plans. Participants in a subsidiary plan may elect, on a quarterly basis, to transfer their entire account balance to the Plan. During 1996, 1995 and 1994, transfers to the Plan from such subsidiary plans aggregated $192,429, $456,493 and $911,970, respectively.

(6)  Reconciliation to Form 5500
     ---------------------------

     The following represents a reconciliation between the Statement of Net Assets Available for Participant Benefits included in the accompanying financial statements and the Form 5500 at December 31, 1996 and 1995:

                                               1996           1995
                                          --------------  ------------
    Net Assets Available for Participant
    Benefits - financial statements        $261,814,262   277,893,397

    Benefits payable to participants         (6,275,041)   (4,771,528)
                                           ------------   -----------

    Net Assets Available for Participant
    Benefits - Form 5500                   $255,539,221   273,121,869
                                           ============   ===========

                                                                     (continued)

                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements


     The following represents a reconciliation between distributions to participants in the Statement of Changes in Net Assets Available for Participant Benefits included in the accompanying financial statements and the Form 5500 for the year ended December 31, 1996:

             Distributions to participants -
               financial statements              $28,601,360

             Reversal of prior year benefits
               payable to participants            (4,771,528)

             Current year benefits payable
               to participants                     6,275,041
                                                 -----------

             Distributions to participants -
               Form 5500                         $30,104,873
                                                 ===========

                                                                      Schedule 1
                                                                      ----------



                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1996


 (a)*                  (b)                                           (c)                                 (d)            (e)
                   Identity of                            Description of investment                                   Current
                     issuer                                  including par value                         Cost          value
------  ---------------------------------   -----------------------------------------------------   --------------  ------------
        Tele-Communications, Inc.            Series A TCI Group common
                                             stock, par value $1.00 per share                         $184,500,192   167,315,541


        Tele-Communications, Inc.            Series A Liberty Media Group
                                             common stock, par value $1.00
                                             per share                                                $ 60,105,253    81,721,628

        TCI Satellite Entertainment, Inc.    Series A TSAT common stock, par value $1.00 per share    $ 17,485,317    12,578,307

* None of the issuers represent parties in interest to the Plan.



See accompanying independent auditors' report.

                                                                      Schedule 2
                                                                      ----------


                           TELE-COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1996


            (a)                  (b)             (c)            (d)         (e)         (f)           (g)          (h)        (i)

                                                                                                                  Current
                                                                                                                 value of     Net
                                                                                      Expense                    asset on     gain
     Identity of party       Description       Purchase        Selling      Lease   incurred with   Cost of    transaction     or
         involved             of  asset          price          price       rental   transaction      asset        date      (loss)
---------------------------  ------------   --------------  ------------  --------  ------------  -----------  ------------ ------
Aim Short-Term               Prime Money
Investment Co.               Market fund      $55,347,016            --        --            --   55,347,016    55,347,016      --

Aim Short-Term               Prime Money
Investment Co.               Market Fund      $       --     55,154,123        --            --   55,154,123    55,154,123      --

Tele-Communications,         Series A TCI
Inc.                         Group common
                             stock            $38,135,418            --        --            --   38,135,418    38,135,418      --

Tele-Communications, Inc.    Series A
                             Liberty
                             Media Group
                             common stock     $15,287,668            --        --            --   15,287,668    15,287,668      --



See accompanying independent auditors' report.

                                 EXHIBIT INDEX
                                 -------------



Shown below is the exhibit which is filed as a part of this Report -

  23-Consent of KPMG Peat Marwick LLP